Consolidated Statements of Financial Position [unaudited]
As at January 31 with comparatives at October 31 [millions of Canadian dollars]	2006	2005 (Restated Note 3)
Assets
Current
Cash and cash equivalents	$282	$265
Accounts receivable	223	278
Unbilled revenue	101	115
Inventories	160	163
Income taxes recoverable	3	3
Current portion of future tax asset	19	19
Prepaid expenses and other	33	21
Assets held for sale [note 3]	26	114
	847	978

Property, plant and equipment	861	841
Future tax asset	114	118
Long-term investments and other [note 13]	180	159
Goodwill	532	541
Other intangibles	41	43
Total Assets	$2,575	$2,680

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$289	$353
Deferred revenue	75	119
Income taxes payable	33	28
Current portion of unrealized benefit of future tax asset	17	16
Current portion of long-term debt	13	13
Liabilities related to assets held for sale [note 3]	18	50
	445	579

Long-term debt	441	455
Deferred revenue	23	26
Unrealized benefit of future tax asset	60	64
Other long-term obligations	32	42
Future tax liabilities	72	69
Minority interest	14	20
	$1,087	$1,255
Shareholders' equity
Share capital [note 2]	862	847
Retained earnings	654	604
Currency translation adjustment	(28)	(26)
	1,488	1,425
Total liabilities and shareholders' equity	$2,575	$2,680
See accompanying notes
Consolidated Statements of Income [unaudited] [see note 3 - Discontinued Operations ]
Three months ended January 31
[millions of Canadian dollars, except per share amounts]	2006	2005 (Restated Note 3)
Net revenues	$365	$369
Cost of revenues	(228)	(226)
Selling, general and administration	(69)	(71)
Research and development [note 4]	(6)	(7)
Depreciation and amortization	(18)	(16)
Restructuring charges [note 5]	(2)	(1)
Other expenses	(1)	-
Equity earnings (loss)	2	(1)
Operating income	$43	$47
Interest expense	(5)	(6)
Dividend and interest income	4	2
Income from continuing operations before income taxes and minority interest	42	43
Income taxes	(13)	(11)
Minority interest - net of tax	(2)	(2)
Income from continuing operations	27	30
Income from discontinued operations - net of tax [note 3]	28	-
Net income	$55	$30
Basic and diluted earnings per share [note 6]
- from continuing operations	$0.19	$0.21
- from discontinued operations	0.19	-
Basic and diluted earnings per share	$0.38	$0.21
See accompanying notes

Consolidated Statements of Retained Earnings [unaudited]
Three months ended January 31
[millions of Canadian dollars]	2006	2005
Retained earnings, beginning of period	$604	$600
Net income	55	30
Repurchase of shares	-	(5)
Dividends - cash	(4)	(4)
Dividends - stock	(1)	-
Retained earnings, end of period	$654	$621
Consolidated Statements of Cash Flows [unaudited]
Three months ended January 31
[millions of Canadian dollars]	2006	2005 (Restated Note 3)
Operating activities
Net income	$55	$30
Net income from discontinued operations	28	-
Net income from continuing operations	27	30
Items not affecting current cash flow [note 9]	18	19
Changes in non-cash working capital balances relating to operations [note 9]	(46)	(17)
Cash provided by (used in) operating activities of continuing operations	(1)	32
Cash used in operating activities of discontinued operations	(1)	-
	(2)	32
Investing activities
Increase in deferred development charges	(2)	-
Purchase of capital assets	(27)	(20)
Other [note 13]	(19)	(2)
Cash used in investing activities of continuing operations	(48)	(22)
Cash from proceeds on sale of discontinued operations	75	-
Financing activities
Decrease in deferred income and other long-term obligations	(9)	(5)
Payment of cash dividends	(4)	(4)
Issuance of shares	11	4
Repurchase of shares	-	(8)
Distribution to minority interest	(7)	(7)
Cash used in financing activities of continuing operations	(9)	(20)

Effect of foreign exchange rate changes on cash and cash equivalents	1	2
Increase (decrease) in cash position during the period	17	(8)
Cash position, beginning of period	265	296
Cash position, end of period	$282	$288
Cash position comprises cash and cash equivalents See accompanying notes.

Notes to Unaudited Consolidated Financial Statements

[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies

These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2005, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year's amounts have been restated to reflect the results of discontinued operations, and a change in the way the Company reports segmented information.

(a) Accounting Policy Changes

(i) Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831 - Non-monetary Transactions (Section 3831) to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction.

Adoption of this Handbook Section did not have an impact on the Company's results from operations or financial position of the Company for the period (see note 14a).

(ii) Asset Retirement Obligations

The Company adopted CICA Handbook Section 3110 - Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario (see note 14c).

(b) Measurement Uncertainty

To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

2. Share Capital and Stock Options

The following table summarizes information on share capital and stock options and related matters as at January 31, 2006:
(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2005	142,099	$847
Issued during the period	991	15
Balance as at January 31, 2006	143,090	$862

During the quarter, the Company did not repurchase or cancel any Common shares.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2005	7,674	$17.76
Activity during the period:
Granted	934	19.98
Exercised	(898)	12.25
Cancelled or forfeited	(246)	20.48
Balance as at January 31, 2006	7,464	$18.61

There were 4,589 stock options exercisable as at January 31, 2006.

3. Discontinued Operations

The results of discontinued operations in the quarter were as follows:
	Three months ended January 31
	2006	2005
Revenues	$34	$85
Cost of revenues	(28)	(72)
Selling, general and administrative	(4)	(10)
Depreciation and amortization	(1)	(2)
Net operating income (loss)	1	1
Gain on sale of Source	28	-
Minority interest	(1)	(1)
Income from discontinued operations	$28	$-
Basic EPS	$0.19	$-

The Company has committed to a plan to divest a number of business operations that are no longer part of the Company's strategic plan. During the quarter, the Company sold its interest in Source Medical Corporation for gross cash proceeds of $79 million and recognized a gain of $28 million. No income taxes were reported on this gain as the gain for tax purposes was fully sheltered by available capital loss carryovers.

In 2005, the Company approved a plan to divest of its Pharmaceutics, Fermentation Biopharmaceutics/Biosafety, and in vitro Pharmacology operations within the MDS Pharma Services business. Also in 2005, the Company's partner in Calgary Laboratory Services LP (CLS) exercised its right to buy out the Company's partnership interest, and as a result, this interest has been classified as a discontinued operation (see note 14b).

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. At January 31, 2006, assets of certain operations are held for sale. The sale of these operations is expected to occur within one year.

Assets held for sale and related liabilities as at January 31, 2006 and 2005 comprised:
	Three months ended January 31
	2006	2005
Accounts receivable	$4	$30
Inventory	1	25
Capital assets	15	33
Goodwill	6	26
Total assets held for sale[1]	26	114

Current liabilities	7	32
Other long-term obligations	11	16
Liabilities related to assets held for sale	$18	$48

1 Assets held for sale have been classified as current as the Company has signed agreements where such assets are expected to be disposed of within the current fiscal period.

4. Research and Development
	Three months ended January 31
	2006	2005
Gross expenditures	$15	$23
Investment tax credits	(1)	(2)
Recoveries from partners	(7)	(9)
Development costs deferred	(1)	(5)
Research and development expense	6	7

For the quarter, depreciation and amortization includes $1 million (2005 - $1 million) related to research and development.

5. Restructuring Charges

An analysis of the activity in the provision through January 31, 2006 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at Jan. 31, 2006
		Cash	Non-cash
2004:
Workforce reductions	$14	$(13)	$(1)	$-
Equipment and other asset writedowns - adjustment	(1)	-	1	-
	$13	$(13)	$-	$-
2005:
Workforce reductions	$52	$(38)	$(1)	$13
Equipment and other asset writedowns - adjustment	8	-	(8)	-
Contract cancellation charges	12	(1)	-	11
	$72	$(39)	$(9)	$24
2006:
Stock option related charges	$2	$-	$(2)	$-
				$24

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

During the quarter, the Company made payments of $17 million in severance and other employee related costs as part of the restructuring initiative.

6. Earnings per Share

a) Dilution
Three months ended January 31
(number of shares in millions)	2006	2005
Net income available to Common shareholders	$55	$30
Weighted average number of Common shares outstanding - basic	143	142
Impact of stock options assumed exercised	1	-
Weighted average number of Common shares outstanding - diluted	144	142

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months ended January 31
	2006	2005
Net income	$55	$30
Compensation expense for options granted prior to November 1, 2003	(1)	(2)
Net income - pro forma	54	28

Basic and diluted earnings per share	$0.38	$0.20

During the quarter, the Company granted 934,450 options (2005 - 950,850) at an average exercise price of $19.98 (2005 - $17.81). These options have a fair value determined using the Black-Scholes model of $4.13 per share, (2005- $6.19) based on the following assumptions:
	2006	2005
Risk-free interest rate	3.9%	3.8%
Expected dividend yield	0.7%	0.7%
Expected volatility	0.23	0.34
Expected time to exercise (years)	3.25	5.25

7. Other Expenses

The company recorded a provision for a $1 million long-term asset based on its assessment of the carrying value of the asset to the present value of expected future cash flows.

8. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $1 million (2005 - $1 million).

9. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
Three months ended January 31
	2006	2005
Depreciation and amortization	$18	$17
Minority interest	3	2
Stock option compensation	3	1
Deferred income	(3)	-
Future income taxes	2	2
Equity earnings - net of distribution	-	1
Other	(5)	(4)
	$18	$19

Changes in non-cash working capital balances relating to operations include:
Three months ended January 31
	2006	2005
Accounts receivable	$29	$18
Unbilled revenue	14	(20)
Inventories	1	1
Accounts payable and deferred revenue	(83)	(12)
Income taxes	4	2
Foreign exchange and other	(11)	(6)
	$(46)	$(17)

10. Segmented Information
					Three months ended January 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$129	$82	$71	$83	$-	$365
Cost of revenues	(93)	(40)	(44)	(51)	-	(228)
Selling, general and administration	(33)	(13)	(3)	(13)	(7)	(69)
Research and development	-	(1)	(5)	-	-	(6)
Depreciation and amortization	(8)	(4)	(4)	(2)	-	(18)
Restructuring charges - net	1	-	-	(1)	(2)	(2)
Other income (expenses)	-	-	-	-	(1)	(1)
Equity earnings	-	-	-	1	1	2
Operating income (loss)	$(4)	$24	$15	$17	$(9)	$43

Capital expenditures	$8	$12	$1	$1	$5	$27

					Three months ended January 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$138	$75	$74	$82	$-	$369
Cost of revenues	(93)	(38)	(42)	(53)	-	(226)
Selling, general and administration	(37)	(11)	(5)	(13)	(5)	(71)
Research and development	-	(1)	(7)	-	1	(7)
Depreciation and amortization	(7)	(4)	(3)	(2)	-	(16)
Restructuring charges - net	-	-	-	-	(1)	(1)
Other income (expenses)	-	-	-	-	-	-
Equity earnings (loss)	-	-	1	-	(2)	(1)
Operating income (loss)	$1	$21	$18	$14	$(7)	$47

Capital expenditures	$4	$8	$2	$-	$6	$20

There have been a number of changes within our senior leadership team, including the appointment of a new President and Chief Executive Officer, which together with the recent global restructuring and realignment initiatives necessitated a review of the way we report segmented results. The strategic direction to focus on Pharmaceutical Services, Isotopes, and Instruments businesses requires the Company to change its segment disclosure to reflect the way in which the chief operating decision maker evaluates the results of each segment pursuant to "CICA HB Section 1701".

The Company has continued to disclose its diagnostics business in the segmented results, as it currently does not meet the criteria for classification as a discontinued operation.

We have also changed the methodology of allocating certain central expenses based on factors that reflect the drivers of such costs within each segment. Consequently, the Company is now disclosing non-allocated corporate costs separately, reflecting certain items that cannot be assigned to a specific business unit within any of the above segments.

11. Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
			Three months ended January 31
		2006		2005
		Carrying amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$2	$6	$-	$30
Currency forward and option	- liabilities	$-	$-	$(1)	$(2)
Interest rate swap and option contracts		$(2)	$(2)	$-	$2

As of January 31, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$108 million, and in certain circumstances up to US$158 million, at a weighted average exchange rate of C$1.19 maturing over the next 6 months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate. For accounting purposes, the changes in fair value in interest rate swaps are charged to income, as they are not eligible for hedge accounting.

Foreign exchange options not eligible for hedge accounting are included in accounts payable and are marked to market each period. A $2 million unrealized gain has been recorded in selling, general and administrative expenses this period to mark these options to their fair market value.

12. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. The effective rate for the quarter was 31% (2005 - 26%).

	Three months ended January 31
	2006	2005
Expected income taxes expense at MDS's 35% statutory rate	$15	$15
Increase (decrease) to tax expense as a result of:
Benefit of tax losses previously not recognized	(4)	(4)
Impact of Quebec tax rate increase on future tax balances	2	-
Reported income tax expense	$13	$11

13. Guarantees

The Company undertook to guarantee a rental lease on behalf of an investee, Protana Inc. (the Lessor). As a result of Protana Inc. going into receivership, MDS will commence monthly lease payments, effective March 2006. Payment will continue until a new tenant is in position or February 2007. As the guarantee was accrued for in 2005 there will be no further impact to the income statement.

In 2003, the Company undertook to guarantee a $20 million bank loan on behalf of an investee, Hemosol Corp. (the Borrower), in exchange for warrants in the Borrower. This loan was secured by a fixed and floating charge over all assets of the Borrower. Under the guarantee, MDS was subrogated to and took an assignment of the rights and remedies of the bank under the loan.

In this quarter, the Borrower entered receivership and as a result, the Borrower's bank requested payment by the Company of the amounts due on the bank loan. On December 8, 2005, the Company remitted $20 million to the bank and, in turn, assumed the loan and the senior security position held by the bank. Due to measurement uncertainty, the Company is not able to determine if sufficient proceeds from the sale of the assets of the Borrower will be available to recover the Company's investment. The investment is available for sale and is included in investments and other.

14. Subsequent Events

a) On February 22, 2006 MDS announced the conclusion of a comprehensive mediation process with Atomic Energy of Canada Limited (AECL) related to the MAPLE reactor project. Under the new agreement, AECL immediately paid MDS $25 million. AECL assumed complete ownership of the MAPLE facilities and will be responsible for all costs associated with completing the project and the production of medical isotopes. MDS and AECL have entered into a 40-year supply agreement similar to the current NRU supply agreement and AECL will acquire all inventories associated with the MAPLE project.

MDS's carrying value of the MAPLE project, after adjustments and the $25 million payment from AECL, will be approximately $345 million. This investment will be reclassified from a capital asset under construction to an intangible asset, to reflect the exchange of MDS's interest in the facility for the new supply agreement. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. AECL will also acquire $53 million of MAPLE-related inventories which will be paid for over four years beginning in 2008. As a result of this agreement, MDS will record an approximate $10 million non-cash charge in the second quarter.

b) On February 2, 2006, MDS, through its subsidiary, Bow Valley Diagnostic Services Inc., signed an agreement to sell its partnership interest in Calgary Laboratory Services, to its partner, the Calgary Health Region. MDS' proceeds from the sale will be $21 million. The agreement is subject to a number of conditions, but is expected to close on April 1, 2006.

c) Subsequent to the quarter end, the Canadian Nuclear Safety Commission completed its review for the decommissioning of the facility at Kanata, Ontario. The estimated asset retirement obligation is $15 million.

15. Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2005 has been restated to reflect the discontinued operations reported.